BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

September 9, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief

Liz Packebusch, Staff Attorney

Karina Dorin, Staff Attorney

Mark Wojciechowski, Staff Accountant

Jenifer Gallagher, Staff Accountant

Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Amendment No. 12 to Registration Statement on Form S-1

Filed August 28, 2024

File No. 333-268469

To the addressees set forth above:

This letter sets forth the responses of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 9, 2024 (the “Comment Letter”) relating to Amendment No. 12 to the Registration Statement on Form S-1, File No. 333-268469, filed with the Commission on August 28, 2024 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, we are publicly filing with the Commission an Amendment No. 13 to the Registration Statement on Form S-1 (“Amendment No. 13”) that reflects these revisions and generally updates certain information in the Registration Statement. In addition, concurrently with the delivery of this letter, we are submitting a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Staff’s comments.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 13 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 13. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 13.

Amendment No. 12 to Registration Statement on Form S-1

Summary Historical Financial Information

Non-GAAP Financial Measures

Adjusted Free Cash Flow and Adjusted Free Cash Flow, Excluding CCUS, page 33

1.	We note disclosure from the business section of your document explaining that your core business is to produce natural gas from your owned and operated upstream businesses, which are supported by four business lines: natural gas production; natural gas gathering, processing and transportation; power generation; and carbon capture, utilization and sequestration (“CCUS”). Please explain to us why you believe presenting a non-GAAP financial measure excluding the effects of one of your four business lines is a useful measure to investors. If you conclude the measure is useful and intend to continue to present it, please also address why you have chosen to exclude the CCUS business line, which you discuss in significant detail along with your CCUS projects throughout the prospectus, rather than one of the other three identified business lines.

Response: The Registration Statement has been revised to remove Adjusted Free Cash Flow, Excluding CCUS. Please see pages 30, 31, 33, 107 and 108 of Amendment No. 13.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.

Preston Bernhisel, Baker Botts L.L.P.

Adorys Velazquez, Baker Botts L.L.P.

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